July 1, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Trudy Corporation
Schedule 14C filed March 19, 2010
File No. 000-16056

Re:	Trudy Corporation, MMAC, LLC, et al.
Schedule 13E-3 filed March 19, 2010
File No. 005-39154

Dear Sir or Madam:

In connection with the filing with the Securities and Exchange Commission (the “Commission”) of the above-captioned Schedule 13E-3 on March 19, 2010, and the filing with the Commission of Amendment No. 1 to Schedule 13E-3 (the Schedule 13E-3 filed on March 19, 2010 and the Amendment No. 1 to Schedule 13E-3 being hereinafter referred to as the “Filings”), each of the undersigned (each a “Filing Person”) hereby acknowledges the following:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosures made by the Filing Person in the Filings;

•	Commission Staff comments or changes to disclosure in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to the Filings;

and

•	The Filing Person may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MMAC, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Authorized Person

MMAC HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member

United States Securities and Exchange Commission
July 1, 2010

MYERS EDUCATION, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member

/s/ Brad Palmer
Brad Palmer